FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s proxy statement for a special general meeting of shareholders to be held on February 3, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: January 3, 2005

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on February 3, 2005

To our Shareholders:

The Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on February 3, 2005, at 10:00 a.m. local time (the “Meeting”) for the following purposes:

1.	Electing one external director as required under Israeli law to serve for a term of three years and until his respective successor is duly elected and qualified.

2.	Approving an increase in the number of shares available for grant under the Company’s 2003 Stock Option Plan (Incentive and Restricted Stock Options) including the Section 102 Employee Stock Option Plan (2003) by 1,135,000 ordinary shares, par value NIS 0.20 per share.

3.	Approving the nomination of Mr. Shlomo Rodav, chairman of the board of directors, to serve also as the chief executive officer as of July 1, 2004 and approving his remuneration for such service in the second half of 2004.

4.	Approving an increase in the compensation paid to the directors of the Company.

5.	Approving an amendment to the Company’s director’s and officer’s insurance policy increasing coverage from a $10 million limit to a $15 million limit.

        Pursuant to our articles of association, the board of directors has fixed the close of business on December 28, 2004 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

        You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. Only proxies that will be received at the indicated address no later than 12:00 p.m., New York City time, on February 2, 2005, will be deemed received in a timely fashion and the votes therein shall be recorded. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

        Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company’s share register.

By Order of the board of directors, SHLOMO RODAV Chairman of the board of directors

December 29, 2004

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on February 3, 2005

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat” or the “Company”), par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on February 3, 2005, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). The Notice of Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about December 30, 2004. Unless the context otherwise requires, references in this Proxy Statement to “Gilat”, the “Company”, “we” or “our” refer to Gilat Satellite Networks Ltd.

        At the Meeting, our shareholders will be asked to:

(i)	Elect one external director as required under Israeli law to serve for a term of three years and until his respective successor is duly elected and qualified.

(ii)	Approve an increase in the number of shares available for grant under the Company’s 2003 Stock Option Plan (Incentive and Restricted Stock Options) including the Section 102 Employee Stock Option Plan (2003) by 1,135,000 ordinary shares, par value NIS 0.20 per share.

(iii)	Approve the nomination of Mr. Shlomo Rodav, chairman of the board of directors, to serve also as the chief executive officer as of July 1, 2004 and to approve his remuneration for such service in the second half of 2004.

(iv)	Approve an increase in the compensation paid to the directors of the Company.

(v)	Approve an amendment to the Company’s director’s and officer’s insurance policy increasing coverage from a $10 million limit to a $15 million limit.

        Voting at the Meeting

        Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Special General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

        Shareholders who hold their ordinary shares in “street name”, through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

        Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

        Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers may vote such shares on behalf of their clients with respect to “routine” matters (such as the election of directors or appointment of auditors), but not with respect to “non-routine” matters. As the proposals to be acted upon at the meeting include both routine and non-routine matters, brokers may turn in a proxy card for uninstructed shares that vote “FOR” the routine matters, and expressly stating that the brokers are not voting on non-routine matters. This express statement is called a “broker non-vote”. For purposes of determining whether any of the matters submitted to shareholders have been approved, broker non-votes will be excluded from the number of shares deemed to have voted on such matters at the Meeting. Accordingly, broker non-votes will not affect the voting on any such matters, although broker non-votes will be counted to determine if a quorum is present.

        Solicitation of Proxies

        We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Revocation of Proxy

        Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

        Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on February 2, 2005, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Geraldine Lippman.

        Shareholders Entitled to Vote

        Only holders of record of ordinary shares at the close of business on December 28, 2004, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

        Required Votes

        The resolutions being proposed to the shareholders all require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting. The votes of all shareholders voting on the matter, in person or by proxy, will be counted. The count shall not take abstentions into account.

        Quorum

        The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-third of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-third of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Shares Outstanding

        As of December 27, 2004, the Company had 22,312,487 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of December 20, 2004 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. The information in this table is based on 23,312,487 ordinary shares outstanding as of December 20, 2004. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

Bank Hapoalim B.M (1)(2)	3,302,428	14.80
Eliezer Fishman (1)(3)	2,112,523	9.47
All officers and directors as a group
(18 persons)	212,280	1.09

(1)	Based on Schedule 13D filings and reports provided to the Company.

(2)	As of December 20, 2004, the Company has an outstanding loan from Bank Hapoalim B.M. in the approximate amount of ($71.4) million.

(3)	Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies): Fishman Family Properties Management (1988) Ltd. (“FFPM”), Fishman Chains Ltd. (“FC”), Fishman Mifalei Kerur Ltd. (“FMK”), E.T. Fishman Properties (1998) Ltd. (“ETFP”), Hashkaot Kedaiot Ltd. (“HK”), and Fish Et Ltd. (“FE”), all of which are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of FFPM, ETFP, HK, and FE and owns 97.5% of FC and 98% of FMK.

II.	ELECTION OF ONE EXTERNAL DIRECTOR

        At the Special General Meeting, one external director is to be elected, as required under the Companies Law, who is not currently serving as a director. It is the intention of the persons named in the proxy to vote for the election of the nominee named below. Gilat is unaware of any reason why the nominee, if elected, should be unable to serve as an external director. If such nominee is unable to serve as an external director, the persons named in the proxy will vote the shares FOR the election of such other nominee as the board of directors of Gilat may propose. The nominee listed below has advised the board of directors of Gilat that he intends to serve as an external director if elected, and has submitted a declaration stating that he complies with the requirements imposed by law for the office of external director.

PROPOSAL NO. 1

        The board of directors will propose to the Meeting that the following Ordinary Resolution be adopted:

“RESOLVED, that the election of the nominee to the board of directors as external director, as presented to the Special General Meeting of Shareholders and described in the Company’s Proxy Statement dated December 29, 2004, be, and hereby is, approved.”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

        Nominee for External Director of the Company

        The following information concerning the nominee for external director of the Company is based on the records of the Company and information furnished to it by the nominee:

Haim Binjamini, 66(1)

Haim Benjamini has served as the Corporate Vice President of Human Resources of Teva Pharmaceutical Industries Ltd. since 1988 and until December 31, 2004. Beginning January 1, 2005, Mr. Binjamini will serve as an advisor to Teva’s CEO, board and management. From 1982 to 1988, Mr. Benjamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benjamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benjamini holds a M.A. (Organizational Behavior) from the University of Chicago and a B.A (Social Sciences, Sociology and Political Science) from the Hebrew University. Mr. Benjamini is a Brigadier General (Ret) in the Israel Defense Force and served in various command staff and training roles from 1957 until 1982.

(1)	Mr. Benjamini has submitted to us a declaration stating that he complies with the requirements imposed by the Companies Law for the office of external director.

III.	APPROVAL OF AN INCREASE IN THE NUMBER OF SHARES AVAILABLE FOR GRANT UNDER THE 2003 EMPLOYEE STOCK OPTION PLAN

        The board of directors recommends that the shareholders approve the increase in the number of shares available for grant under the Company’s 2003 Stock Option Plan (Incentive and Restricted Stock Options) including the Section 102 Employee Stock Option Plan (2003) (the “2003 Stock Option Plan”) by 1,135,000 ordinary shares.

        In September 2003, the shareholders adopted the 2003 Stock Option Plan. At present, the 2003 Stock Option Plan provides for the granting of options of up to an aggregate of 1,500,000 ordinary shares to our officers, directors, employees or service providers or any of our subsidiaries. As of December 22, 2004, we had granted options to purchase a total of 1,367,825 ordinary shares under the 2003 Stock Option Plan.

        Having granted options for almost all of the shares approved in the Plan, our Board unanimously resolved to increase the number of shares available by an additional 1,135,000 for grantsat the discretion of the board.

PROPOSAL NO. 2

        At the Meeting, the board of directors will propose to the Meeting that the following Ordinary Resolution be adopted:

“RESOLVED, to approve an increase by 1,135,000 Ordinary Shares of the shares available for grant under the 2003 Stock Option Plan.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

IV.	APPROVING THE NOMINATION OF MR. SHLOMO RODAV, CHAIRMAN OF THE BOARD OF DIRECTORS, TO SERVE ALSO AS THE CHIEF EXECUTIVE OFFICER AS OF JULY 1, 2004 AND APPROVING HIS REMUNERATION FOR SUCH SERVICE IN THE SECOND HALF OF 2004

        According to the Israeli Companies Law (5759-1999), if a chairman of the board of directors of a public company is to serve the same company as chief executive officer, such appointment shall be approved by the majority vote of at least two-thirds of the non-controlling members of the Company present at the vote. The board of directors unanimously recommends to the shareholders to ratify its appointment of Mr. Shlomo Rodav, chairman of the board of directors, to serve also as the chief executive officer of the Company as of July 1, 2004.

        In addition, the board of directors will present at the meeting for shareholder approval a resolution approved by the board of directors and the audit and compensation committees to compensate Mr. Shlomo Rodav for his services to the Company as chief executive officer from July 1 through December 31, 2004, in the following manner: (i) an additional monthly compensation of $25,000 plus value added tax (VAT) for the six-month period beginning July 1, 2004; and (ii) a $300,000 plus VAT bonus for services rendered as chief executive officer of the Company in the second half of 2004. If approved by the shareholders, payment shall be made to Israel Literage Supply & Company, a company in Mr. Rodav’s control and ownership.

PROPOSAL NO. 3

        The board of directors will propose that the following Ordinary Resolutions be adopted:

“RESOLVED, to ratify the nomination by the board of directors of Mr. Shlomo Rodav, chairman of the board of directors, to serve also as the chief executive officer of the Company as of July 1, 2004.

RESOLVED FURTHER, that the proposed terms for remuneration of Mr. Rodav for his services to the Company in the second half of 2004 as chief executive officer as presented to the special meting of the shareholders and described in the Company’s Proxy Statement dated December 29, 2004, be, and hereby are, approved.

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

V.	APPROVAL OF AN AMENDMENT TO THE DIRECTORS’ COMPENSATION.

        The members of the board of directors (excluding the current Chairman of the board of directors) who are not employees of the Company currently receive annual compensation in the amount of $10,000 plus $300 for each board or committee meeting attended, provided that the board member is a member of such committee and an additional $300 for each board or committee meeting attended which extends beyond four hours.

        The board of directors recommends that the shareholders approve a resolution authorizing the following amendments to the remuneration to the non-employee directors of the Company (excluding the current chairman of the board of directors): (i) an increase in the annual remuneration of each director from $10,000 to $20,000 effective as of January 1, 2005; (ii) to compensate directors for telephonic participation in board and committee meetings in an amount of 50% of what is received for physical participation effective as of January 1, 2005; and (iii) to approve an allocation of an additional 10,000 options to be granted to each of the non-employee directors serving on the board during 2005. The options shall be allocated from the 2003 Stock Option Plan and shall vest over a two-year period so long as the director remains a member the board of directors.

PROPOSAL NO. 4

        The board of directors will propose to the Meeting that the following Ordinary Resolution be adopted:

“RESOLVED,that the proposed amendment to remuneration for the members of the board of directors (excluding the current Chairman of the board of directors) who are not also employees of the Company presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated December 29, 2004, be, and hereby is, approved.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

VI.	APPROVAL OF AN AMENDMENT TO THE TERMS OF THE COMPANY’S D&O INSURANCE POLICY

        Our board of directors recommends that the shareholders approve the decision to amend the terms of the directors’ and officers’ insurance as described herein. Coverage under the Company’s policy was $10 million for our officers and directors for their actions as such, as well as for the Company, and covered defense costs and liability through March 2005. The board of directors believes that such coverage should be increased to $15 million without materially changing the other terms of the current coverage and that this increase is in the best interests of the Company because, among other things, (i) it enables the Company to attract and retain quality directors and officers by providing adequate insurance to cover them if they are sued personally for their corporate acts; (ii) it helps to create a corporate culture for the necessary decision making, by providing peace of mind to the officers and directors and (iii) it eases the burden of lawsuits brought against directors and officers, which, notwithstanding the merits or lack thereof, are time consuming, disruptive, and expensive.

PROPOSAL NO. 5

        The board of directors will propose to the Meeting that the following Ordinary Resolution be adopted:

“RESOLVED,that the Company continue to hold a directors’ and officers’ insurance policy, with the coverage amount of $15 million for the period beginning March 6, 2005 and ending March 5, 2006, and continuing thereafter year-after-year per renewal of the same or substantially the same insurance policy at substantially the same coverage, which policy shall insure all directors and officers as may be serving from time to time, including directors and officers whose service has terminated for any reason, against any insurable event deriving from or connected to their service as directors or officers in the Company at any time during their service in the Company, provided that such insurance claim is permitted by law.”

VII.	ADDITIONAL INFORMATION

        Board Practices

        Our directors, except for the external directors, are currently elected at the annual shareholders’ meeting to serve until our next annual meeting of the shareholders and until their respective successors are elected and qualified, unless any office is vacated earlier under any relevant provisions of our articles of association. Our articles of association currently in effect provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the board of directors). Our articles of association provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

        Alternate Directors

        Our articles of association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any individual (subject to certain limitations under the Companies Law) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

        Board Compensation

        The members of the board of directors (excluding the current Chairman of the board of directors) who are not employees of the Company currently receive annual compensation in the amount of $10,000 plus $300 for each board or committee meeting attended, provided that the board member is a member of such committee. Please see Item IV above for information regarding a proposed change to this compensation.

        As additional remuneration for their services as directors on our board of directors, each non-employee director is currently granted options for the purchase of 6,066 shares from the 2003 Stock Option Plans.

        External Directors

        Under the Israeli Companies Law (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as our Company, are treated as public companies with respect to the external directors requirement. External directors may not have, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with the public company, with those of its shareholders who are controlling shareholders at the time of appointment or with any entity controlled by the company or by its controlling shareholders, during the 2 years preceding their appointment. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

        External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

        Our external directors appointed at the Annual General Meeting held on April 15, 2003 are Ms. Linda Harnevo and Mr. David Milgrom. Mr. Milgrom resigned on December 23, 2004 and this Proxy Statement contemplates the election of a new external director.

        Audit Committee

        The Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include, but are not limited to, identifying irregularities in the management of the Company’s business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the Company’s external directors. However, the chairman of the board of directors, any director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        Pursuant to the current listing requirements of the Nasdaq National Market, we are required to establish an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) has issued new rules which would, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that would comply with the SEC’s requirements and which are expected to be applicable to us as of July 31, 2005.

        Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report, beginning with the annual report for 2003, whether or not such issuer has at least one audit committee financial expert.

        Until the resignation of Mr. Milgrom on December 23, 2004, our audit committee consisted of Mr. Milgrom, Ms. Harnevo and Mr. Chitayat. We believe that these appointments complied with the requirements of the SEC and Nasdaq rules, and that Mr. Chitayat qualifies to serve as the audit committee’s financial expert, as required by the SEC and Nasdaq. It is expected that the newly elected external director will be nominated to the audit committee in order to meet the requirements of the Companies Law.

        Stock Option Plans

        In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options), or the “1993 ISO/RSO Plan” and Section 102 Option/Restricted Stock Purchase Plan, or the “1993 Section 102 Plan” (collectively, the “1993 Plans”). The 1993 Plans provided for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 15,925 ordinary shares to our officers, directors, key employees or consultants or any of our subsidiaries. These plans expired January 2003.

        In June 1995, we adopted the 1995 Stock Option Plan (Incentive and Restricted Stock Options), or the “1995 ISO/RSO Plan”, which currently provides for the granting of incentive and restricted stock options for the purchase of up to 197,000 ordinary shares; the 1995 Section 102 Stock Option/Stock Purchase Plan, or the “1995 Section 102 Plan”, which provides for the granting of options to purchase up to 296,000 ordinary shares; and the 1995 Advisory Board Stock Option Plan, or the “1995 Advisory Board Plan”, which provides for the granting of options to purchase up to 7,500 ordinary shares and collectively, the “1995 Plans”. The 1995 Plans will expire on June 29, 2005, unless terminated earlier by our board of directors.

        In April 2001, Gilat initiated a voluntary stock option exchange program for its employees, or the “Option Exchange Program”. Under the program, employees of Gilat and its subsidiaries who were granted options under Gilat’s stock option plans were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date pursuant to the terms of Gilat’s Plans. The exercise price of these new options is $77.2, the fair market value of Gilat’s ordinary shares as reported by Nasdaq on the date the options were granted. In November 2001, the Company granted the new options under the Option Exchange Program. Options for a total of 322,183 ordinary shares were tendered for cancellation and were cancelled as of May 24, 2001.

        As of September 30, 2004, we had granted options to purchase a total of 14,149 ordinary shares under the 1993 Plans and 276,677 ordinary shares under the 1995 Plans. The exercise prices for such options vary from $7.80 to $3,197.50 and all such options expire at various times from November 2003 to February 2013. As of September 30, 2004, options under the 1993 Plans and the 1995 Plans totaling 69,643 shares have been exercised.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the “2003 ISO/RSO Plan” and the Section 102 Stock Option Plan 2003, or the “2003 Section 102 Plan” and collectively, the “2003 Stock Option Plan”. At present, the 2003 Stock Option Plan provides for the granting of options of up to an aggregate of 1,500,000 ordinary shares to our officers, directors, employees or service providers or any of our subsidiaries. As of December 20, 2004, we had granted options to purchase a total of 1,367,825 ordinary shares under the 2003 Stock Option Plan.

        The purpose of the various Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 2003 ISO/RSO Plan is designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the “Code”). The 2003 Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance.

        The 2003 Plans are administered by a Stock Option Committee appointed by our board of directors. The Stock Option Committee, currently comprised of Mr. Buchris and Ms. Harnevo, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 2003 Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note. All grants of options pursuant to the 2003 Section 102 Plan are subject to the approval of the board of directors.

        Stock options issued as incentive stock options pursuant to the 2003 ISO/RSO Plan will only be granted to the employees of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to the 2003 ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). Unless otherwise provided in an option agreement, the price per share under options awarded pursuant to the 2003 Plans shall be the higher of (i) $5.00 per share; and (ii) the fair market value of the shares, as of the date of the option grant.

        Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued.

        In addition, two executives (one of which is no longer employed by the Company) have been granted options outside of our stock option plans, in an aggregate amount of 375,000 shares. The exercise price is $5.00 per share.

VIII.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.